Exhibit 99.2

Condensed Interim Consolidated Financial Statements (Expressed in U.S. dollars) Greenbrook TMS Inc. Three months ended March 31, 2023 and 2022 (Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31,	December 31,
	2023	2022
Assets
Current assets:
Cash	$7,050,994	$1,623,957
Restricted cash	1,000,000	1,000,000
Accounts receivable, net (note 20(b))	14,768,205	13,898,305
Prepaid expenses and other	2,800,584	2,520,676
Total current assets	25,619,783	19,042,938

Property, plant and equipment (note 6)	3,974,221	3,719,621
Intangible assets (note 7)	17,808,412	18,151,665
Goodwill	7,694,111	7,694,111
Right-of-use assets (note 8)	45,344,242	51,838,022
Total assets	$100,440,769	$100,446,357

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$17,617,584	$20,271,623
Current portion of loans payable (note 10(a))	3,822,712	2,376,335
Current portion of lease liabilities (note 8)	8,384,335	11,123,391
Current portion of shareholder loan (note 11)	335,706	46,995
Other payables (note 12)	904,478	2,234,810
Non-controlling interest loans (note 10(b))	96,510	94,136
Provisions (note 13)	48,926	–
Deferred and contingent consideration (note 14)	1,000,000	1,000,000
Total current liabilities	32,210,251	37,147,290

Loans payable (note 10(a))	60,335,288	50,027,818
Lease liabilities (note 8)	38,177,916	41,802,231
Shareholder loan (note 11)	3,396,092	2,065,443
Total liabilities	134,119,547	131,042,782

Shareholders’ deficit:
Common shares (note 15)	120,259,624	114,120,362
Contributed surplus (note 16)	4,615,015	4,552,067
Deficit	(156,365,509)	(147,015,575)
Total shareholders’ deficit excluding non-controlling interest	(31,490,870)	(28,343,146)
Non-controlling interest (note 24)	(2,187,908)	(2,253,279)
Total shareholders’ deficit	(33,678,778)	(30,596,425)

Basis of preparation and going concern (note 2(a))
Contingencies (note 17)

Total liabilities and shareholders’ deficit	$100,440,769	$100,446,357

See accompanying notes to condensed interim consolidated financial statements.

1

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2023	2022
Revenue:
Service revenue	$19,908,051	$13,065,146

Expenses:
Direct center and patient care costs	11,663,368	7,340,496
Other regional and center support costs (note 25)	5,078,698	5,192,715
Depreciation (note 6 and note 8)	2,436,935	1,569,984
	19,179,001	14,103,195

Regional operating income (loss)	729,050	(1,038,049)

Center development costs	112,191	159,446
Corporate, general and administrative expenses (note 25)	5,855,556	5,123,618
Share-based compensation (note 16)	62,948	249,322
Amortization (note 7)	343,253	207,500
Interest expense	3,639,710	1,229,311
Interest income	(45)	(2,287)

Loss before income taxes	(9,284,563)	(8,004,959)

Income tax expense (note 19)	–	–

Loss for the period and comprehensive loss	$(9,284,563)	$(8,004,959)

Loss for the period attributable to:
Non-controlling interest (note 24)	$(52,681)	$(166,976)
Common shareholders of Greenbrook TMS	(9,231,882)	(7,837,983)

	$(9,284,563)	$(8,004,959)

Net loss per share (note 23):
Basic	$(0.30)	$(0.44)
Diluted	(0.30)	(0.44)

See accompanying notes to condensed interim consolidated financial statements.

2

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common shares		Contributed		controlling	equity
Three months ended March 31, 2022	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the period	–	–	–	(7,837,983)	(166,976)	(8,004,959)
Share-based compensation (note 16)	–	–	249,322	–	–	249,322
Balance, March 31, 2022	17,801,885	$98,408,917	$4,453,602	$(93,123,743)	$(905,081)	$8,833,695

					Non-	Total
	Common shares		Contributed		controlling	equity
Three months ended March 31, 2023	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2022	29,436,545	$114,120,362	$4,552,067	$(147,015,575)	$(2,253,279)	$(30,596,425)
Net comprehensive loss for the period	–	–	–	(9,231,882)	(52,681)	(9,284,563)
Share-based compensation (note 16)	–	–	62,948	–	–	62,948
Issuance of common shares (note 15)	11,363,635	6,139,262	–	–	–	6,139,262
Acquisition of subsidiary non-controlling interest (note 24)	–	–	–	(118,052)	118,052	–
Balance, March 31, 2023	40,800,180	$120,259,624	$4,615,015	$(156,365,509)	$(2,187,908)	$(33,678,778)

See accompanying notes to condensed interim consolidated financial statements.

3

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2023	2022
Cash provided by (used in)

Operating activities:
Loss for the period	$(9,284,563)	$(8,004,959)
Adjusted for:
Amortization	343,253	207,500
Depreciation	2,436,935	1,569,984
Interest expense	3,639,710	1,229,311
Interest income	(45)	(2,287)
Share-based compensation	62,948	249,322
Gain on lender warrants	(34,557)	(9,544)
Gain on deferred share units	(299,191)	(22,361)
Gain on performance share units	(41,100)	(10,434)
Gain on conversion instruments	(1,159,932)	–
Change in non-cash operating working capital:
Accounts receivable	(869,900)	330,167
Prepaid expenses and other	(279,908)	(72,706)
Accounts payable and accrued liabilities	3,345,961	1,488,877
Provision	48,926	–
	(2,091,463)	(3,047,130)

Financing activities:
Net proceeds on issuance of common shares (note 15)	6,139,262	–
Interest paid	(2,937,594)	(1,147,912)
Financing costs incurred	(882,564)	–
Loans payable advanced (note 10(a))	6,000,000	–
Loans payable and promissory notes repaid (note 10(a))	(93,869)	(52,300)
Promissory notes advanced (note 10(a) and note 11)	1,750,000	–
Principal repayment of lease liabilities	(2,450,464)	(1,753,138)
Net non-controlling interest loans advanced	2,374	2,148
	7,527,145	(2,951,202)

Investing activities:
Decrease in restricted cash	–	250,000
Deferred and contingent consideration paid (note 14)	–	(250,000)
Interest received	45	2,287
Purchase of property, plant and equipment	(8,690)	–
	(8,645)	2,287

Increase (decrease) in cash	5,427,037	(5,996,045)

Cash, beginning of period	1,623,957	10,699,679

Cash, end of period	$7,050,994	$4,703,634

See accompanying notes to condensed interim consolidated financial statements.

4

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three months ended March 31, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $2,091,463 for the three months ended March 31, 2023 ($3,047,130 – three months ended March 31, 2022). The Company’s cash balance, excluding restricted cash, as at March 31, 2023 was $7,050,994 ($1,623,957 as at December 31, 2022) and negative working capital as at March 31, 2023 was $6,590,468 (negative working capital of $18,104,352 as at December 31, 2022).

On December 31, 2020, the Company entered into a credit and security agreement, which was amended on October 29, 2021, for a $30,000,000 secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”). The Oxford Credit Facility funded the $15,000,000 term loan at closing on December 31, 2020. On July 14, 2022, the Company entered into a credit agreement (the “Madryn Credit Agreement”) for a $75,000,000 secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities. Upon closing of the Madryn Credit Facility, the Company drew a $55,000,000 term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility and also used $15,154,845 of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS (as defined below).

5

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

During the three months ended March 31, 2023, the Company received an aggregate of $7,750,000 in debt financings from Madryn, certain significant shareholders and management of the Company, in order to satisfy short-term cash requirements, and the amendments to the Madryn Credit Facility were also effected to amend the Company’s minimum liquidity covenant. See note 10 and note 11.

The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that became effective on July 14, 2022 and September 30, 2022, respectively. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Madryn Credit Agreement and would allow Madryn to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the minimum liquidity covenant until March 27, 2023. As at March 31, 2023, the Company was in compliance with the financial covenants of the Madryn Credit Agreement.

On March 23, 2023, the Company completed a non-brokered private placement (“Private Placement”), for aggregate gross proceeds to the Company of approximately $6,250,000. The Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health Inc. (“Greybrook Health”) and affiliates of Masters Special Situations LLC (“MSS”). See note 15.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain and is also dependant on the execution of the Restructuring Plan (as defined below) (see note 13). The Company will require additional financing in order to fund its operating and investing activities, including making timely payments to certain vendors, landlords, lenders (including shareholders) and similar other business partners. The delay in such payments may result in potential defaults under the terms of the agreements the Company has with various parties. As such, additional financing is required in order for the Company to repay its short-term obligations. The Company has historically been able to obtain financing from supportive shareholders, its lenders and other sources when required; however, the Company may not be able to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If additional financing is not obtained, the Company will need to obtain additional amendments from Madryn in order to remain compliant with the covenants or waivers from Madryn to waive its rights to accelerate repayment of the debt; however, there can be no assurances that such amendments or waivers will be obtained.

6

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

The existence of the above-described conditions indicate substantial doubt as to the Company’s ability to continue as a going concern as at March 31, 2023.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three months ended March 31, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

7

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on May 15, 2023.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

3.	Material accounting policies:

These condensed interim consolidated financial statements have been prepared using the material accounting policies consistent with those applied in the Company’s December 31, 2022 audited consolidated financial statements.

4.	Recent accounting pronouncements:

The IASB has issued the following amendment to the existing standard that became effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes. The amendments were adopted on January 1, 2023.

8

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

4.	Recent accounting pronouncements (continued):

(ii)	IAS 1 – Presentation of Financial Statements: Disclosure of Accounting Policies relates to the requirement for companies to disclose their material accounting policies rather than their significant accounting policies. The amendments were adopted on January 1, 2023.

(iii)	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates relates to a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments were adopted on January 1, 2023.

The adoption of the amendments to the existing standards did not have a material impact on our consolidated financial statements.

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2024:

(i)	IAS 1 – Presentation of Financial Statements: Non-current Liabilities with Covenants relates to the removal of the requirement for a right to deter settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The amendments are effective for annual periods beginning on or after January 1, 2024.

The Company has not early-adopted the above noted standard. The Company is currently assessing the impact of this pronouncement but presently does not expect this amendment to the existing standard to have any material impact on the Company’s consolidated financial statements.

5.	Business acquisitions:

Acquisition of Success TMS:

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”), by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

9

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

5.	Business acquisitions (continued):

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company valued at $11,783,584, and an additional 2,908,665 common shares of the Company, valued at $3,927,861, have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such common shares issued as consideration to the Seller Parties, including the common shares deposited in escrow, collectively, the “Consideration Shares”).

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of the Company on a post-acquisition basis and subject to adjustments, as described above.

The Success TMS Acquisition represented the addition of 47 new Treatment Centers (as defined below), with a new presence in additional states, including Illinois, New Jersey, Nevada and Pennsylvania.

10

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

5.	Business acquisitions (continued):

The Success TMS Acquisition was accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Success TMS Acquisition is preliminary, and is comprised as follows:

Purchase consideration

Share issuance	$11,783,584
Share issuance, held in escrow	3,927,861
15,711,445
Net assets acquired
Cash acquired	688,958
Accounts receivable, net	3,728,255
Prepaid expenses and other	804,416
Property, plant and equipment	829,049
Software	363,424
Management services agreements	15,850,000
Right-of-use assets	23,650,865
Accounts payable and accrued liabilities	(4,890,405)
Deferred grant income	(225,559)
Loans payable	(14,836,324)
Shareholder loan	(2,078,979)
Lease liabilities	(23,500,474)
383,226

Goodwill	$15,328,219

As part of the Success TMS Acquisition, the Company acquired five management services agreements (the “Success TMS MSAs”) between Success TMS and professional entities owned by Success TMS physicians, under which it provides management, administrative, financial and other services in exchange for a fee. The Success TMS MSAs are the key intangible assets identified as part of the Success TMS Acquisition and drives the value of the business. The Success TMS MSAs are valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Success TMS MSAs by excluding any cash flows related to contributory assets.

The purchase price allocation is considered to be preliminary should subsequent adjustments during the measurement period occur as a result of the finalization of the fair value of other receivables, accounts payable and accrued liabilities as well as potential unrecorded liabilities. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Success TMS’ operations with the Company, and is allocated to the Success TMS cash generating unit (“CGU”). Goodwill is deductible for tax purposes.

11

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2022	$115,604	$344,336	$4,656,273	$5,116,213
Additions	-	8,690	445,522	454,212
Balance, March 31, 2023	$115,604	$353,026	$5,101,795	$5,570,425

Accumulated depreciation

Balance, December 31, 2022	$103,474	$95,541	$1,197,577	$1,396,592
Depreciation	5,780	14,785	179,047	199,612
Balance, March 31, 2023	$109,254	$110,326	$1,376,624	$1,596,204

Net book value

Balance, December 31, 2022	$12,130	$248,795	$3,458,696	$3,719,621
Balance, March 31, 2023	6,350	242,700	3,725,171	3,974,221

7.	Intangible assets:

	Management	Covenants not
	services agreements	to compete	Software	Total
Cost

Balance, December 31, 2022	$19,888,084	$398,971	$363,424	$20,650,479
Additions	–	–	–	–
Balance, March 31, 2023	$19,888,084	$398,971	$363,424	$20,650,479

Accumulated amortization

Balance, December 31, 2022	$2,119,307	$339,861	$39,646	$2,498,814
Amortization	315,312	8,118	19,823	343,253
Balance, March 31, 2023	$2,434,619	$347,979	$59,469	$2,842,067

Net book value

Balance, December 31, 2022	$17,768,777	$59,110	$323,778	$18,151,665
Balance, March 31, 2023	17,453,465	50,992	303,955	17,808,412

12

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and mental health treatment centers (“Treatment Centers”). These lease agreements range from one year to eight years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

		Treatment Center
	TMS devices	locations	Total
Right-of-use assets, December 31, 2022	$19,348,091	$32,489,931	$51,838,022
Impact of lease additions, disposals and/or modifications	(3,140,612)	(670,323)	(3,810,935)
Exercise of buy-out options into property, plant and equipment	(445,522)	–	(445,522)
Depreciation on right-of-use assets	(1,487,567)	(749,756)	(2,237,323)
Right-of-use assets, March 31, 2023	$14,274,390	$31,069,852	$45,344, 242

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended March 31, 2023 is 12% (December 31, 2022 – 12%).

Total
Lease liabilities, December 31, 2022	$52,925,622
Impact of lease additions, disposals and/or modifications	(3,912,907)
Interest expense on lease liabilities	1,209,003
Payments of lease liabilities	(3,659,467)

Lease liabilities, March 31, 2023	46,562,251
Less current portion of lease liabilities	(8,384,335)

Long term portion of lease liabilities	$38,177,916

13

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	March 31,	December 31,
	2023	2022
Accounts payable	$13,782,627	$16,808,557
Accrued liabilities	3,834,957	3,463,066
Total	$17,617,584	$20,271,623

10.	Loans payable:

(a)	Borrowings:

	TMS
	Device	Credit	Promissory	Neuronetics
	Loans (i)	Facility (ii)	notes (iii)	Note (iv)	Total
Short Term	$126,373	$2,539,488	$29,551	$1,127,300	$3,822,712
Long Term	37,446	55,403,262	200,922	4,693,658	60,335,288
Total, March 31, 2023	$163,819	$57,942,750	$230,473	$5,820,958	$64,158,000

(i)	TMS Device Loans:

During the year ended December 31, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the three months ended March 31, 2023, the Company repaid TMS device loans totalling $41,612 (March 31, 2022 – $14,800).

14

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(ii)	Credit Facility:

On July 14, 2022, the Company entered into the Madryn Credit Agreement in respect of the Madryn Credit Facility. The Madryn Credit Facility provided the Company with a $55,000,000 term loan (the “Existing Loan”) that was funded at closing on July 14, 2022, with an option to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for the purposes of funding future mergers and acquisition activity. As at December 31, 2022, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month London Interbank Offered Rate (“LIBOR”) plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The initial principal balance of $55,000,000 is due in five equal 3 month installments beginning on September 30, 2026. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

On February 1, February 21, March 20 and March 24, 2023, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn extended four additional tranches of debt financing to the Company in an aggregate principal amount of $6,000,000, each of which were fully funded at closing of the applicable tranche (the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan.

In addition, the Madryn Credit Facility was amended on February 21, 2023 to provide that, commencing March 31, 2023, all advances under the Madryn Credit Facility (including the New Loans) will cease to accrue interest using the LIBOR benchmark and instead will accrue interest using the 3-month Term Secured Overnight Financing Rate (“SOFR”) benchmark plus 0.10%.

The carrying amount of the Madryn Credit Facility as at March 31, 2023 is $57,942,750 (December 31, 2022 – 52,036,483). Transaction costs of $3,612,053 were incurred and are deferred over the term of the Madryn Credit Facility, of which $537,594 was incurred during the three month period associated with the various amendments. Amortization of deferred transaction costs for the three months ended March 31, 2023 was $216,247 (three months ended March 31, 2022 – nil) and was included in interest expense.

In accordance with the terms of the Madryn Credit Agreement, the Company has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5,000,000 of the outstanding principal amount of the Madryn Credit Facility into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. The New Loans provide the holders with the option to convert up to $546,000 of the outstanding principal amount of the New Loans into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. See note 12(d).

15

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum liquidity covenants that became effective September 30, 2022 and July 14, 2022, respectively. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control. The Madryn Credit Facility also requires the Company to deliver to Madryn annual audited financial statements that do not contain any going concern note, however the Company has obtained waivers from Madryn with respect to such obligation for fiscal 2022. As at March 31, 2023, the Company was in compliance with all covenants of the Madryn Credit Agreement.

Pursuant to the Private Placement completed on March 23, 2023, Madryn is now also a shareholder of the Company. See note 15.

(iii)	Promissory notes:

On July 14, 2022, the Company assumed two promissory notes in connection with the Success TMS Acquisition totaling $200,000. The promissory notes bear interest at a rate of 5% per annum and have a maturity date of December 31, 2025. Upon acquisition, the two promissory notes were fair valued using an interest rate of 12%.

On February 3, 2023, the Company issued promissory notes to officers of the Company in an aggregate amount of $60,000. The promissory notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

The carrying value of the promissory notes as at March 31, 2023 is $232,705 (December 31, 2022 – $166,325). Interest expense for the three months ended March 31, 2023 was $6,380 (three months ended March 31, 2022 – nil). During the three months ended March 31, 2023, the Company repaid promissory notes totalling nil (March 31, 2022 – nil).

16

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(iv)	Neuronetics Note:

On March 31, 2023, the Company entered into an agreement with Neuronetics to convert the Company’s outstanding account balance payable to Neuronetics of $5,883,644, together with Neuronetics’ out-of-pocket transaction costs, into a $6,000,000 secured promissory note (the “Neuronetics Note”). All amounts borrowed under the Neuronetics Note will bear interest at a rate of SOFR plus 7.65%.

Pursuant to the terms of the Neuronetics Note, in the event of default under the Neuronetics Note, the Company will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq). Under the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets.

In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

The carrying value of the Neuronetics Note as at March 31, 2023 is $5,820,958 (December 31, 2022 – nil). Interest expense for the three months ended March 31, 2023 was nil (March 31, 2022 – nil). During the three months ended March 31, 2023, the Company repaid promissory notes totalling nil (March 31, 2022 – nil).

Transaction costs of $179,042 were incurred and are deferred over the term of the Neuronetics Note. Amortization of deferred transaction costs for the three months ended March 31, 2023 was nil (three months ended March 31, 2022 – nil).

17

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

10.	Loans payable (continued):

(b)	Non-controlling interest loans:

	March 31,	December 31,
	2023	2022
Non-controlling interest loans	$96,510	$94,136

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

11.	Shareholder loan:

(a)	2022 Promissory Note:

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note (the “2022 Promissory Note”) to Benjamin Klein, who is a significant shareholder and director of the Company. The 2022 Promissory Note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. Upon acquisition, the 2022 Promissory Note was fair valued using an interest rate of 12%.

(b)	2023 Promissory Notes:

On February 3, 2023, the Company issued promissory notes (the “2023 Promissory Notes”) to certain shareholders of the Company in an aggregate amount of $1,690,000. The 2023 Promissory Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

18

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

11.	Shareholder loan (continued):

Transaction costs of $30,000 were incurred and are deferred over the term of the 2023 Promissory Notes. Amortization of deferred transaction costs for the three months ended March 31, 2023 was $654 (three months ended March 31, 2022 – nil) and was included in interest expense.

On February 28, 2023, the Company issued a promissory note to Greybrook Health, who is a significant shareholder of the Company. The promissory note totals $1,000,000 and bears interest at a rate consistent with the Madryn Credit Facility and matures on the earlier of September 30, 2027, at the election of the noteholder upon a change of control, upon the occurrence of an event of default and acceleration by the noteholder, or the date on which the loans under the Madryn Credit Facility are repaid. In conjunction with the issuance of the unsecured note to Greybrook Health, the Company granted Greybrook Health an option to convert up to $1,000,000 of the outstanding principal amount of the note held by Greybrook Health into common shares of the Company at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the common shares of the Company on the Nasdaq for the five trading days immediately preceding the date of conversion, subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq. As additional consideration for the Greybrook Health promissory note issued on February 28, 2023, the Company issued 135,870 common share purchase warrants to Greybrook Health, each exercisable for one common share of the Company at an exercise price of $1.84 per common share, subject to customary anti-dilution adjustments, expiring on February 28, 2028. There is a cashless exercise option associated with the warrants, available to Greybrook Health.

On February 28, 2023, the fair value of the promissory note is $1,176,471 and the value of the lender warrants at grant date is $63,587, for a total fair value of $1,240,058. The promissory note face value is $1,000,000, resulting in a loss on inception of $240,058, allocated to both the promissory note and the lender warrants, on a pro-rated basis. The loss on inception will be deferred over the term of the promissory note. The fair value of the warrants on the date of inception has been deducted from the carrying value of the Greybrook Health promissory note as a transaction cost. See note 12(a) for lender warrants.

Transaction costs of $70,562 were incurred and are deferred over the term of the promissory note. Amortization of deferred transaction costs and deferred loss for the three months ended March 31, 2023 was $913 (three months ended March 31, 2022 – nil) and was included in interest expense.

19

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

11.	Shareholder loan (continued):

The carrying value of the shareholder loan as at March 31, 2023 is $3,731,798 (December 31, 2022 – 2,112,438). Interest expense for the three months ended March 31, 2023 was $103,572 (December 31, 2022 – $117,667). During the three months ended March 31, 2023, the Company repaid $52,257 of the shareholder loan (March 31, 2022 – nil).

12.	Other payables:

(a)	Lender warrants:

	March 31,	December 31,
	2023	2022
Lender warrants	$35,597	$6,567

(i)	Oxford lender warrants

As consideration for providing the Oxford Credit Facility, the Company issued 51,307 common share purchase warrants to Oxford, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the Oxford lender warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at March 31, 2023, the value of the Oxford lender warrants was nil (December 31, 2022 – $6,567).

The change in fair value of the Oxford lender warrants during the three months ended March 31, 2023 was a decrease of $6,567 (March 31, 2022 – decrease of $9,544) and was recorded in corporate, general and administrative expenses.

(ii)	Greybrook Health lender warrants

As consideration for the purchase of the Greybrook Health promissory note issued on February 28, 2023, the Company issued 135,870 common share purchase warrants to Greybrook Health. Each Greybrook lender warrant will be exercisable for one Common Share at an exercise price of $1.84, subject to customary anti-dilution adjustments. The Greybrook lender warrants will expire five years from the date of issuance. See note 11.

20

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

As there is a cashless exercise option for the Greybrook Health lender warrants, they are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at March 31, 2023, the value of the Greybrook lender warrants was $35,597 (December 31, 2022 – nil). The change in fair value of the lender warrants during the three months ended March 31, 2023 was a decrease of $27,990 (March 31, 2022 – nil) and was recorded in corporate, general and administrative expenses.

(b)	Deferred share units:

	March 31,	December 31,
	2023	2022
Deferred share units	$278,870	$578,061

On May 6, 2021, the Company adopted a deferred share unit plan (the “DSU Plan”) for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three months ended March 31, 2023, nil DSUs were granted (March 31, 2022 – nil). As at March 31, 2023, the value of the financial liability attributable to the DSUs was $278,870 (December 31, 2022 – $578,061). For the three months ended March 31, 2023, the Company recognized a recovery of $299,191 (March 31, 2022 – $22,361) in corporate, general and administrative expenses related to the DSUs.

21

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

(c)	Performance share units:

	March 31,	December 31,
	2023	2022
Performance share units	$3,653	$44,753

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant performance share units (“PSUs”) and restricted share units (“RSUs”), in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 3,865 PSUs will vest on the Vesting Date (December 31, 2022 – 23,188).

As at March 31, 2023, the value of the financial liability attributable to the PSUs is $3,653 (December 31, 2022 – $44,753).

As at March 31, 2023, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2022 – nil).

22

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

12.	Other payables (continued):

(d)	Conversion instruments:

	March 31,	December 31,
	2023	2022
Conversion instruments	$586,358	$1,605,429

On July 14, 2022, in connection with the Madryn Credit Facility, the Company issued the Conversion Instruments to Madryn and certain of its affiliated entities. The Conversion Instruments provide the holders thereof with the option to convert up to an aggregate of $5,000,000 of the outstanding principal amount of the Existing Loan into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. The New Loans provide the holders with the option to convert up to $546,000 of the outstanding principal amount of the New Loans into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments. See note 10(a)(ii).

The embedded derivative in relation to the Conversion Instruments were fair valued using the finite difference valuation method and are recorded as a financial liability in other payables on the consolidated statements of financial position. On inception, the aggregate value of the Conversion Instruments was $1,033,811. As at March 31, 2023, the aggregate value of the Conversion Instruments were $586,358 (March 31, 2022 – nil).

The change in fair value of the Conversion Instruments during the three months ended March 31, 2023 was a decrease of $1,159,932 (March 31, 2022 – nil) and was recorded in corporate, general and administrative expenses.

13.	Provisions:

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”) that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company is decreasing its operating footprint. The remaining Treatment Centers will continue clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® (esketamine nasal spray) therapy.

23

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

13.	Provisions (continued):

During the period ended March 31, 2023, the Company provided for $48,926 in corporate, general and administrative expenses related to the Restructuring Plan (March 31, 2022 – nil).

14.	Deferred and contingent consideration:

	March 31,	December 31,
	2023	2022
Deferred and contingent consideration	$1,000,000	$1,000,000

The deferred and contingent consideration payable balance related to the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Achieve TMS East/Central Acquisition”) as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions. During the year ended December 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the agreement.

As at March 31, 2023, the deferred and contingent consideration in relation to the of Achieve TMS East/Central Acquisition was $1,000,000 (December 31, 2022 – $1,000,000).

15.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2023 and December 31, 2022, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2022	29,436,545	$114,120,362
Issuance of common shares – Private Placement	11,363,635	6,139,262
March 31, 2023	40,800,180	$120,259,624

On March 23, 2023, the Company completed a non-brokered private placement of Common Shares. Pursuant to the Private Placement, an aggregate of 11,363,635 Common Shares were issued at a price of $0.55 per Common Share, for aggregate gross proceeds to the Company of $6,250,000. The Company incurred transaction costs of $110,738 which was recorded as a reduction in equity. The Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health and affiliates of MSS. In connection with the Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the Private Placement (the “Registration Rights Agreement”).

24

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

16.	Contributed surplus:

Contributed surplus is comprised of share-based compensation.

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at March 31, 2023, this represented 4,080,009 common shares (December 31, 2022 – 2,943,655).

As at March 31, 2023, 730,834 stock options are outstanding (December 31, 2022 – 764,667). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

	March 31, 2023		December 31, 2022
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	764,667	$8.15	897,500	$8.66
Forfeited	(33,833)	6.11	(132,833)	(11.59)
Outstanding, end of period	730,834	$8.24	764,667	$8.15

25

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

16.	Contributed surplus (continued):

The weighted average contractual life of the outstanding options as at March 31, 2023 was 4.4 years (December 31, 2022 – 4.8 years).

The total number of stock options exercisable as at March 31, 2023 was 688,633 (December 31, 2022 – 642,466).

During the three months ended March 31, 2023, the Company recorded a total share-based options compensation expense of $62,948 (March 31, 2022 – $249,322).

There were no stock options granted during the three months ended March 31, 2023 and the year ended December 31, 2022.

As at March 31, 2023, the total compensation cost not yet recognized related to options granted is approximately $100,717 (December 31, 2022 – $190,536) and will be recognized over the remaining average vesting period of 0.41 years (December 31, 2022 – 0.69 years).

17.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three months ended March 31, 2023, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $195,764 (March 31, 2022 – $118,417).

19.	Income taxes:

During the three months ended March 31, 2023, there were no significant changes to the Company’s tax position.

26

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

20.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximate their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company has deferred and contingent consideration (note 14) and Conversion Instruments (note 12) that are considered Level 3 financial instruments.

The carrying value of the loans payable, shareholder loan and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

27

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

20.	Risk management arising from financial instruments (continued):

The Company’s aging schedule in respect of its accounts receivable balance as at March 31, 2023 and December 31, 2022 is provided below:

	March 31,	December 31,
Days since service delivered	2023	2022
0 – 90	$7,450,870	$7,341,725
91 – 180	2,820,845	2,666,631
181 – 270	2,350,981	2,024,644
270+	2,145,509	1,865,305
Total accounts receivable	$14,768,205	$13,898,305

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

28

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

20.	Risk management arising from financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. Certain loans payable and shareholder loans (see note 10 and note 11) bear interest at a rate equal to 3-month Term Secured Overnight Financing Rate plus 9.1% or at a rate equal to 3-month Term Secured Overnight Financing Rate plus 7.65%. A 1% increase in interest rates would result in a $2,909,937 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the loans payable and shareholder loans.

21.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital, capital expenditures and finance service debt obligations. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process and on an ongoing basis, periodically evaluates its estimated cash requirements to fund working capital requirements of existing operations. Based on this and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

22.	Related party transactions:

(a)	Transactions with significant shareholder – Greybrook Health

As at March 31, 2023, $1,365 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health in the ordinary course of business (December 31, 2022 – nil). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

29

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

22.	Related party transactions (continued):

During the three months ended March 31, 2023, the Company recognized $1,556 in corporate, general and administrative expenses (March 31, 2022 – $323) related to transactions with Greybrook Health.

(b)	Loan from significant shareholder – Greybrook Health

On February 3, 2023 and February 28, 2023, the Company received loans from and issued promissory notes to Greybrook Health, who is a significant shareholder of the Company. The promissory notes for the loans total $1,437,604 and bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of Greybrook Health upon a change of control, upon the occurrence of an event of default and acceleration by Greybrook Health, or the date on which the loans under the Madryn Credit Facility are repaid. In conjunction with the issuance of the unsecured notes to Greybrook Health the Company granted Greybrook Health an option to convert up to $1,000,000 of the outstanding principal amount of the Greybrook Health promissory notes held by Greybrook Health into common shares of the Company at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the common shares of the Company on the Nasdaq for the five trading days immediately preceding the date of conversion, subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq. As additional consideration for the Greybrook Health promissory note issued on February 28, 2023, the Company issued 135,870 common share purchase warrants to Greybrook Health, each exercisable for one common share of the Company at an exercise price of $1.84 per common share, subject to customary anti-dilution adjustments, expiring on February 28, 2028. See note 11(b) and note 12(a).

During the three months ended March 31, 2023, the Company recognized $22,140 in interest expense (March 31, 2022 – nil) related to the Greybrook Health promissory notes.

(c)	Transactions with the significant shareholder and director – Benjamin Klein

During the three months ended March 31, 2023, the Company recognized $94,215 in corporate, general and administrative expenses (December 31, 2022 – $10,801) for amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business.

As at March 31, 2023, $19,397 is included in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by Benjamin Klein in the ordinary course of business.

30

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

22.	Related party transactions (continued):

(d)	Loan from significant shareholder and director – Benjamin Klein

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation to repay a promissory note to Benjamin Klein, who is a significant shareholder and director of the Company. The promissory note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. See note 11(a).

During the three months ended March 31, 2023, the Company recognized $62,885 in interest expense (March 31, 2022 – nil) related to this promissory note.

(e)	Loans from shareholders and officers

On February 3, 2023, the Company received loans from and issued promissory notes to shareholders and officers of the Company. The promissory notes for the loans total $312,396 and bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the noteholders, or the date on which the loans under the Madryn Credit Facility are repaid. See note 10(a) and note 11(b).

During the three months ended March 31, 2023, the Company recognized $6,977 in interest expense (March 31, 2022 – nil) related to these promissory notes.

(f)	Loan from significant shareholder – Madryn

On July 14, 2022, the Company entered into a credit agreement in respect of the Madryn Credit Facility, which was subsequently amended in the three months ended March 31, 2023, for a total principal balance of $61,000,000. Pursuant to the Private Placement completed on March 23, 2023, Madryn is now a significant shareholder of the Company. See note 10(a) and note 15.

During the three months ended March 31, 2023, the Company recognized $2,311,081 in interest expense (March 31, 2022 – nil) related to the Madryn Credit Facility.

31

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

23.	Basic and diluted loss per share:

	Three months ended
	March 31,	March 31,
	2023	2022
Net loss attributable to the shareholders of:
Greenbrook TMS	$(9,231,882)	$(7,837,983)
Weighted average common shares outstanding:
Basic and diluted	30,825,434	17,801,885
Loss per share:
Basic and diluted	$(0.30)	$(0.44)

For the three months ended March 31, 2023, the effect of 730,834 options (March 31, 2022 – 894,500) and 187,177 lender warrants (March 31, 2022 – 51,307) have been excluded from the diluted calculation because this effect would be anti-dilutive.

24.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s condensed interim consolidated financial results.

On February 27, 2023, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Connecticut LLC for the release of liabilities and losses. As at March 31, 2023, the Company has an ownership interest of 100% of Greenbrook TMS Connecticut LLC.

32

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

24.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at March 31, 2023 and December 31, 2022:

	March 31,	December 31,
	2023	2022
Cash	$776,885	$580,056
Accounts receivable, net	4,752,076	4,389,076
Prepaid expenses and other	506,834	483,082
Property, plant and equipment	1,094,733	1,085,006
Right-of-use assets	8,488,545	9,124,023
Accounts payable and accrued liabilities	2,037,026	1,666,756
Provisions	11,486	–
Lease liabilities	9,488,432	10,008,346
Loans payable	15,232,526	15,262,520
Shareholder’s deficit attributable to the shareholders of Greenbrook TMS	(8,962,489)	(9,023,100)
Shareholder’s deficit attributable to non-controlling interest	(3,628,352)	(1,240,632)
Distributions paid to non-controlling interest	–	(1,838,380)
Partnership buyout	118,052	(496,659)
Subsidiary investment by non-controlling interest	–	–
Historical subsidiary investment by non-controlling interest	1,322,392	1,322,392

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three months ended March 31, 2023 and March 31, 2022:

	March 31,	March 31,
	2023	2022
Revenue	$6,536,212	$5,779,769
Net loss attributable to the shareholders of Greenbrook TMS	(497,934)	(1,165,502)
Net loss attributable to non-controlling interest	(52,681)	(166,976)

33

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2023 and 2022

(Unaudited)

25.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended
	March 31,	March 31,
	2023	2022
Salaries and bonuses	$4,665,645	$3,475,551
Marketing expenses	413,053	1,717,164
Total	$5,078,698	$5,192,715

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended
	March 31,	March 31,
	2023	2022
Salaries and bonuses	$4,141,089	$3,617,860
Professional and legal fees	1,049,505	653,361
Computer supplies and software	775,960	369,333
Marketing expenses	5,322	134,954
Insurance	213,453	179,712
Conversion instrument	(1,159,932)	–
Restructuring expense	301,839	–
Other	528,320	168,398
Total	$5,855,556	$5,123,618

34